INVESTOR PARTICIPATION AGREEMENT

              THIS INVESTOR PARTICIPATION AGREEMENT (this "Agreement"), dated June 13, 1999, is made by and among Fox Paine Medic Acquisition Corporation, a Texas corporation ("Purchaser") and the undersigned individuals, whose names are set forth on the signature page below (collectively, the "Investors" and, together with Purchaser, the "Parties"), acting in their individual capacities (other than Kenneth W. Davidson, who is acting in his individual capacity and as general partner of Davidson Management International Limited Partnership).

              WHEREAS, concurrently herewith, Purchaser and Maxxim Medical, Inc., a Texas corporation (the "Company"), are entering into an Agreement and Plan of Merger, of even date herewith (the "Merger Agreement"), providing for a recapitalization transaction that will result in Purchaser and the Investors owning substantially all of the outstanding capital stock of the Company, as more fully set forth therein;

              NOW, THEREFORE, in consideration of the promises and the representations, warranties and agreements contained herein, the parties hereto agree as follows:

              1. Parties to be Bound by Attached Term Sheet. The Parties, and each of them, severally agree to all of the terms and conditions set forth in the term sheet attached hereto as Annex A and the attachments thereto (the "Term Sheet") and the stock and option treatment provided therein, and, unless and until definitive documentation incorporating the terms set forth in the Term Sheet has been executed and delivered, each of the Parties agrees that the Term Sheet constitutes a binding agreement among the Parties, enforceable against each such Party in accordance with its terms.

              2. Execution of Definitive Documentation. Each Party agrees to negotiate in good faith and use all reasonable efforts to prepare, execute and deliver definitive agreements and other instruments implementing the terms set forth in the Term Sheet on reasonable and customary terms; provided, however, that no failure or delay in the delivery and execution of such definitive agreements or instruments shall affect the validity, enforceability or binding nature of the Term Sheet. Without limiting the foregoing, Purchaser agrees that after Closing the Company will prepare, adopt and effectuate any employee benefit plans, including stock option plans, and including issuing options to purchase shares of its capital stock pursuant to such plans, as may be necessary to effectuate the purposes and intent of the Term Sheet.

              3. Merger Agreement. Each Investor hereby acknowledges that such Investor has read the Merger Agreement and has had an opportunity to consult with such Investor's counsel concerning the same, and the Investor accepts and agrees to the terms and conditions of the Merger Agreement that relate to the treatment of such Investor's shares of Company common stock (including as provided in Section 1.8(b)) and such Investor's options to purchase shares of Common Stock (including as provided in Section 1.10), and the Investor hereby irrevocably waives any claim that the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement (including the Circon Sale (as defined therein)) violates any right of the Investor under the Texas Business Corporation Act, any fiduciary obligation owed by the

Company or any of its directors or officers to the Investor, or any obligation owed by the Company to the Investor pursuant to any agreement between the Company and the Investor or pursuant to any employee benefit plan or stock option or similar plan of the Company in which the Investor participates.

              4. Miscellaneous. The Parties hereto agree as follows:

                   a) Amendments. This Agreement may not be amended except by an instrument in writing signed by all of the Parties hereto; provided that any Party may waive or amend any right of such Party hereunder.

                   b) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more of the counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that each Party need not sign the same counterpart.

                   c) Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without regard to the conflicts of law principles thereof.

                   d) Termination. In the event the Merger Agreement is terminated in accordance with its terms prior to the occurrence of the Effective Time, this Agreement shall terminate, and no party shall have any rights or obligations hereunder and this Agreement shall become null and void and have no further legal effect immediately following the termination of the Merger Agreement in accordance with its terms. Nothing in this Section shall relieve any party of liability for breach of this Agreement.

                   e) Obligations Several. The obligations of the Investors hereunder shall be several and not joint and several.

              IN WITNESS WHEREOF, Purchaser, the Company, and each of the Investors has executed this Agreement as of the date first written above.



                                         FOX PAINE MEDIC ACQUISITION CORPORATION



                                         By:  /s/ Saul A. Fox
                                              --------------------------------
                                              Name:  Saul A. Fox
                                              Title: Chief Executive Officer



                 (Investor Signatures appear on following page)









          [Signature Page 1 of 2 to Investor Participation Agreement]

INVESTORS:

                                         /s/ Kenneth W. Davidson
                               ------------------------------------
                               Name:     Kenneth W. Davidson, in his individual
                                              capacity and as general partner of
                                              Davidson Management International
                                              Limited Partnership


                                         /s/ Peter M. Graham
                               -------------------------------------------------
                               Name:     Peter M. Graham


                                         /s/ David L. Lamont
                               -------------------------------------------------
                               Name:     David L. Lamont


                                         /s/ Henry T. DeHart
                               -------------------------------------------------
                               Name:     Henry T. DeHart


                                         /s/ Jack F. Cahill
                               -------------------------------------------------
                               Name:     Jack F. Cahill


                                         /s/ Alan Blazei
                               -------------------------------------------------
                               Name:     Alan Blazei


                                         /s/ Joseph Dailey
                               -------------------------------------------------
                               Name:     Joseph Dailey


                                         /s/ Suzanne Garon
                               -------------------------------------------------
                               Name:     Suzanne Garon


                                         /s/ Ernest J. Henley
                               -------------------------------------------------
                               Name:     Ernest J. Henley


                                         /s/ Davis C. Henley
                               -------------------------------------------------
                               Name:     Davis C. Henley



          [Signature Page 2 of 2 to Investor Participation Agreement]

                                                                         ANNEX A


                                  PROJECT MEDIC
   MANAGEMENT/DIRECTOR EQUITY INVESTMENT AND STOCK AND COMPENSATION TERM SHEET

This term sheet sets forth the principal terms and conditions under which the executive management team (the "Management Investors") and Ernest J. Henley and Davis C. Henley (the "Other Investors", and together with the Management Investors, the "Rollover Investors") of Maxxim Medical, Inc. ("Medic" or the "Company") are to retain an equity interest in Medic and Circon Corporation ("Citron") upon the recapitalization of the Company and related transactions (the "Recapitalization") by the investment funds managed by Fox Paine & Company, LLC ("Fox Paine") and the Rollover Investors. It also sets forth the principal terms and conditions of the ongoing stock and compensation arrangements.

RECAPITALIZATION PRICE:       $26 per share.

ROLLOVER INVESTORS:           The names, share ownership, vested options, and
                              unvested options of each Rollover Investor are summarized in Exhibit A. Exhibit B provides additional detail concerning the split-up of Citron from Medic and its effect on shares and options held by the Rollover Investors. If, in order to facilitate the Recapitalization, Fox
                              Paine reallocates its relative equity
                              contributions between Medic and Citron, the Rollover Investors agree that their respective equity in Medic and Citron will also be equitably adjusted in order to preserve the proportionate ownership between the Rollover Investors and Fox
                              Paine currently reflected in Exhibits A and B.


SHARE OWNERSHIP AND ROLLOVER: The Rollover Investors collectively own 927,318 shares of Medic common stock (excluding shares owned by the Other Investors not being rolled over) (see Exhibit A). Each Rollover Investor will retain the number of shares in Medic and acquire with the proceeds of the cashout of Medic shares in the Merger the number of shares in Citron in each case as set forth in Annex III to Exhibit B.

VESTED AND UNVESTED OPTIONS:  The Management Investors collectively hold options to purchase 1,084,200 shares of Medic common stock (see Exhibit A). Upon the consummation of the transaction, the Management Investors will receive a cash payment in respect of 635,864 options (both vested or unvested) equal to the difference between the Recapitalization Price and the exercise price of each such option (less applicable withholding taxes) on the same basis as other Medic option holders are being cashed out in the transaction (options at various purchase prices to be cashed out proportionately). The after-tax cash proceeds from the cancellation of the 635,864 Medic options will be required to be reinvested in Medic common stock at the Recapitalization Price (the "Medic Additional Shares"). Each Management Investor will receive a new option in respect of the number of shares of Medic common stock set forth on Annex III to Exhibit B at an exercise price equal to the Recapitalization Price (the aggregate being 635,864 less the Medic


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

                              Additional Shares purchased pursuant to the prior sentence). The remaining 448,336 options in Medic held by the Management Investors will be canceled and each Management Investor will also receive new options in respect of a number of shares of Citron equal to such canceled option shares and with an exercise price equal to the Recapitalization Price. In addition, the Management Investors will be entitled to receive a cash bonus payment of approximately $5.4 million in the aggregate as provided for in item 3 of the "Option Rollover Mechanics" section of Exhibit B hereto. New options will be fully vested and permit cashless exercise with "mature" shares (payment of the exercise price with previously owned shares).

CITRON TAX LOAN:              In connection with the Citron share rollover from
                              Medic shares, tax loans will be extended to the Rollover Investors in an amount sufficient to cover the taxes due on the Medic shares sold to rollover into the Citron rollover shares. Interest on the loans will be imputed at the minimum allowable rate and will be "bonused" and grossed-up for the tax on any bonus amounts. The
                              Citron tax loans will be mandatorily repayable from the after-tax proceeds of the sale of Citron shares (and not required to be repaid from the proceeds of the sale of Medic shares), and shall not accelerate on termination of employment.

EXISTING MANAGEMENT          In May 1997,  the Company  issued  400,000  shares
PROMISSORY NOTES:            of common stock  pursuant to a Senior Management
                             Stock Purchase Plan at $13.00 per share. The stock was issued in exchange for an aggregate of $4,498,000 currently outstanding principal amount in non-interest bearing, full recourse promissory notes (the "Management Promissory Notes") due May
                             23, 2000 from the participating managers who are Management Investors. The Management Promissory
                             Notes will remain outstanding after the
                             Recapitalization and be extended until the tenth anniversary of the closing (except that (x)
                             Management Promissory Notes from any employee who is not a Management Investor will be required to be repaid by the employee in connection with the cash-out of his or her options provided for in the Merger Agreement and (y) the Management Investors will be required to prepay the Notes with the after-tax proceeds of any sales of stock or options made after the Effective Time). The 50% profit recovery provision currently in place shall be amended out of the documents. The Management
                             Promissory Notes will not accelerate on termination of employment. The Management Promissory Notes and related security arrangements will be split pro rata between Medic and Citron.

NEW MANAGEMENT EQUITY        The Company and Citron each will provide a New
INCENTIVE PLAN:              Management  Equity  Incentive Plan (the "New
                             Incentive Plan") which will grant to the Management
                             Investors, as of the Effective Time, options (the
                             "Option Pool") to purchase up to 10% of the common equity of the Company and Citron (in each case on a fully diluted basis) at a


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

                             strike price equal to the Recapitalization Price. The New Incentive Plan will generally provide for a ten year option term and will permit cashless exercise with "mature" shares (payment of the exercise price with previously owned shares). EBITDA Targets will be adjusted equitably to reflect acquisitions and dispositions. The Option Pool will consist of (x) half performance-based options ("Pool A Options") that vest according to the schedule below and (y) half time-based options that vest in equal increments on each of the first through fifth anniversaries of the closing (the "Time Based Options").



                                                     VESTING SCHEDULE FOR POOL A COMPANY OPTIONS
                             ----------------------------------------------------------------------------------
                                       FISCAL           EBITDA       % OF OPTION POOL VESTING THROUGH ACHIEVEMENT
                                        YEAR            TARGET                     OF EBITDA TARGET

                                        1999            $80.9                              20%
                                        2000            $84.3                              20%
                                        2001            $88.5                              20%
                                        2002            $92.9                              20%
                                        2003            $97.6                              20%



                                                    VESTING SCHEDULE FOR POOL A CITRON OPTIONS
                             ----------------------------------------------------------------------------------
                                       FISCAL           EBITDA       % OF OPTION POOL VESTING THROUGH   ACHIEVEMENT
                                        YEAR            TARGET                     OF EBITDA TARGET

                                        1999            $24.6                              20%
                                        2000            $37.4                              20%
                                        2001            $38.9                              20%
                                        2002            $40.5                              20%
                                        2003            $42.1                              20%




                             Pool A Options that do not vest will become "Pool B Options" and will vest at the earliest of: (i) the next fiscal year in which the EBITDA Target is achieved, (ii) Fox Paine's realization of its investment in the Company or Citron, as the case may be, provided that such realization yields an IRR to Fox Paine of at least 30.0% after giving effect to the vesting and exercise of the Pool B Options pursuant to this clause (ii), or (iii) the ninth anniversary of the date of grant. For the purposes of the Pool B Options, a primary initial public offering of the Company's or Citron's stock, as the case may be (an "Initial Public Offering"), shall not constitute a realization of Fox Paine's investment in the Company or Citron, respectively. The Time Based Options and the Pool A Options will also vest and be exercisable, regardless of the passage of time, upon Fox Paine's realization of an IRR of at least 30.0%.

ALLOCATION OF OPTION POOL:   The total Option Pool will be granted to the
                             Management Investors, based on the recommendation of Kenneth W. Davidson for approval by the Compensation Committee of the Board of Directors.

TERMINATION OF NEW INCENTIVE Stock options  granted under the New Incentive
PLAN OPTIONS:                Plans that are unvested as of the date of a
                             Management Investor's termination of employment with the Company, Citron and/or their respective subsidiaries for any reason will be forfeited upon the date of termination. Stock options (under old and new plans) that are vested as of the date of termination may be exercised for one year following the termination of employment. Vested stock options that are not exercised within one year of the date of termination will be forfeited.

BONUSES: The Management Investors will receive aggregate bonus compensation, as specified in Exhibit C.

EXISTING SEVERANCE           Existing employment agreements and severance
AGREEMENTS/NEW  EMPLOYMENT   agreements for the Management Investors will be
AGREEMENTS:                  terminated without payment and superseded by new
                             employment agreements that will become
                             effective upon the consummation of the transaction.
                             The material terms of the new agreements are set forth on Exhibit D.

TAG-ALONG RIGHT:             If, at any time prior to an Initial Public
                             Offering, Fox Paine or a Rollover Investor (as the case may be) accepts a third party offer to sell any or all of its common stock in either company
                             (other than to a permitted transferee), Fox Paine and each other Rollover Investor (as the case may be) will be able to participate on a proportionate basis, based on ownership, at the same price and on the same terms in the sale of shares of such company.

DRAG-ALONG RIGHTS:           Prior to an Initial Public Offering, if Fox Paine
                             sells at least 50% of its common stock in either company in a bona fide arm's length transaction or series of related transactions, Fox Paine may require the Rollover Investors to sell a proportional number (on an as-converted basis) of their shares of common stock in that same company in the same transaction (at the same price and on the same terms, with appropriate adjustments for warrants or options).

REGISTRATION RIGHTS:         After an Initial Public Offering, the Rollover
                             Investors will have one demand in Citron and two in Medic, and Fox Paine will have five in each. All such parties will have full piggybacks in each other's demands, with no relative priority as to cutbacks; cutbacks will be proportional based on ownership among the parties, no matter who initiated the demand. Fox Paine and Rollover
                             Investors will also have customary "piggyback" registration rights. Expenses, in both demands and piggybacks, to be borne by Medic or Citron, as the case may be. Other customary registration rights provisions will apply, including holdbacks, indemnification and contribution provisions. If Fox
                             Paine is permitted to sell secondary shares in an Initial Public Offering, the Rollover Investors will get a proportionate opportunity.

RIGHT OF FIRST OFFER:        Fox Paine and the Rollover Investors will have
                             reciprocal proportional rights of first offer
                             (seller to propose minimum sale price) on transfers of shares (acceptance must be all shares offered or none as to the group), other than transfers to customary permitted transferees (including with respect to Fox Paine, its investors and affiliates, and including with respect to Rollover Investors, family members and trusts for them), prior to an Initial Public Offering. Permitted transferees step into shoes of transferor for transfer restriction and registration rights provisions.

LIQUIDITY UPON DEATH OR      Citron  Shares:  The Management Investors will have
DISABILITY AND CERTAIN       the right to "put" all of their Citron shares to
TERMINATIONS:                Citron at fair market  value, upon death or
                             disability or termination of employment for Good
                             Reason, or by the companies without Cause (each as defined in the Employment Agreement).

                             Medic Shares: The Management Investors will have the right to "put" their shares of Medic which were acquired upon the exercise of stock options (provided that the shares have been held for at least six months), less the number of shares used to exercise in cashless exercises, but including the Medic Additional Shares (the governing objective being to preserve recapitalization accounting) to Medic at fair market value, upon death or disability or termination of employment for Good Reason or by the companies without Cause.

                             Notwithstanding the above, the put rights described above will be subject to each company's available cash flow, debt restrictions and any legal restrictions on distributions of cash from the relevant company. In the event the payments with respect to put rights are not satisfied in whole or in part immediately, the payments will be a continuing obligation of the relevant company and such rights will be satisfied before the payment of any dividends or distributions to shareholders. Any unpaid amounts upon exercise of a put right will accrue interest at applicable "afr" rate. The put rights terminate upon an Initial Public Offering.

CALL RIGHT:                  Prior to an Initial Public Offering, Citron will
                             have call rights at fair market value with respect to Citron stock only, upon a termination of employment by the companies for Cause or by the Management Investor voluntarily (without Good
                             Reason).


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


BOARD OF DIRECTORS:          Each Company's Board of Directors will initially
                             consist of Kenneth W. Davidson (Chairman), Ernest
                             J. Henley, Ph.D. and one other member to be appointed by the Rollover Investors and four members designated by Fox Paine (not limiting Fox
                             Paine or the companies' rights to add additional directors). The right to appoint Board members will terminate upon an Initial Public Offering or significant reduction in ownership percentage.
                             While Ken Davidson is CEO or Chairman of the Board, all three Rollover Investor representatives will be designated by him; thereafter, by plurality vote of shares held by the Rollover Investors.

INDEMNITY:                   Following the consummation of the transaction, the
                             Board of Directors of each Company will adopt a customary mandatory indemnification and expense advancement policy for officers, subject to any limitations imposed by applicable law.



                                       6


          [Exhibits A, B, C and D and the annexes thereto are omitted]